OSL HOLDINGS, INC.

1669 Edgewood Road, Suite 214

Yardley, PA 19067

February 13, 2015

VIA ELECTRONIC EDGAR FILING

Larry Spirgel, Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	OSL Holdings, Inc.
Form 8-K
Filed October 24, 2014
File No. 001-32658
Supplemental Response provided on January 28, 2015

Dear Mr. Spirgel:

OSL Holdings, Inc. (the “Company”) is in receipt of the staff’s comment letter dated January 30, 2015 related to the Company’s Form 8-K filed with the Commission on October 24, 2014 (the “Form 8-K”) and its supplemental response provided on January 28, 2015. Following is the Company’s response to the staff’s comment included in that letter:

General

Comment 1: We note your response to Comment 1. You have not provided the financial statements required by Item 9.01 on an amended Form 8-K within the 71 day time frame after the event described within Item 2.01. Please amend your filing to provide the required financial statements under Item 9.01.

Response 1:

The Company is in the latter stages of completing its audit of Go Green Hydroponics Inc. (“Go Green”) for the calendar years 2012 and 2013. The delay has been due to unexpected additional accounting work needed to obtain and compile information to complete Go Green’s inventory reconciliations. The Company has been working diligently to complete the work so that its auditors can finalize their audit procedures. Based on the information the Company has, it anticipates the Go Green audit will be completed by the end of February 2015, at which point the Company will file the required amended Form 8-K in March 2015 to include the required Go Green financial statements. We appreciate your understanding regarding this matter.

Finally, the Company acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OSL HOLDINGS, INC.

/s/ Robert H. Rothenberg
By:	Robert H. Rothenberg
Title:	Chief Executive Officer